Excellon Resources Inc.

Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

in thousands of U.S. dollars

(unaudited)

F-1

Excellon Resources Inc.

Condensed Consolidated Statements of Financial Position

(unaudited) (in thousands of U.S. dollars)

		September 30	December 31
		2022	2021
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		2,080	4,071
Trade receivables		891	326
VAT recoverable		2,761	3,439
Inventories	3	1,162	2,087
Other current assets		1,985	2,320
		8,879	12,243

Non-current assets
Property, plant and equipment	4	3,564	9,044
Mineral rights	5	20,514	20,273
Total assets		32,957	41,560

Liabilities
Current liabilities
Trade and other payables		5,915	8,143
VAT payable		2,155	1,839
Convertible debentures	7	10,646	-
Lease liabilities		168	212
Provision for litigation	9	22,179	22,162
Provisions	6	1,856	1,795
		42,919	34,151

Non-current liabilities
Convertible debentures	7	-	9,238
Provisions	6	1,933	1,813
Deferred tax liabilities		760	612
Lease liabilities		90	233
Total liabilities		45,702	46,047

Shareholders’ deficit
Share capital	8	140,387	138,961
Contributed surplus		34,677	34,568
Accumulated other comprehensive loss		(15,428)	(15,851)
Deficit		(172,381)	(162,165)
Total shareholders’ deficit		(12,745)	(4,487)

Total liabilities and shareholders’ deficit		32,957	41,560

Basis of presentation and going concern (Note 2)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board	Director	Director

	“Laurence Curtis”	“Jeff Swinoga”

F-2

Excellon Resources Inc.

Condensed Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2022 and 2021

(unaudited) (in thousands of U.S. dollars, except per share data)

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2022	2021	2022	2021
	Notes	$	$	$	$

Revenue	10	6,982	9,151	23,260	28,649

Production costs		(4,579)	(5,567)	(16,000)	(17,557)
(Write-down) reversal of materials and supplies		-	-	(532)	24
Depletion and amortization		(1,153)	(1,809)	(6,370)	(5,372)
Cost of sales	11.a	(5,732)	(7,376)	(22,902)	(22,905)

Gross profit		1,250	1,775	358	5,744

Administrative expenses	11.b	(1,080)	(1,067)	(3,104)	(3,662)
Share-based payment expenses	8	(145)	(286)	(405)	(1,414)
Amortization		(54)	(100)	(272)	(360)
General and administrative expenses		(1,279)	(1,453)	(3,781)	(5,436)

Exploration and holding expenses	12	(2,344)	(2,538)	(4,299)	(5,411)
Other (expenses) income	11.c	(247)	(6)	786	(844)
Provision for litigation		-	(22,277)	-	(22,277)
Impairment loss		-	(752)	-	(752)
Finance expenses	13	(985)	(688)	(3,086)	(2,438)

Loss before income taxes		(3,605)	(25,939)	(10,022)	(31,414)

Income tax expense		(174)	(4,921)	(194)	(4,913)

Net loss		(3,779)	(30,860)	(10,216)	(36,327)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation differences		917	(236)	423	(54)
Total other comprehensive income (loss)		917	(236)	423	(54)

Total comprehensive loss		(2,862)	(31,096)	(9,793)	(36,381)

Loss per share
Basic and diluted		$(0.11)	$(0.94)	$(0.30)	$(1.12)

Weighted average number of shares
Basic and diluted		35,399,105	32,784,967	34,335,373	32,520,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

Excellon Resources Inc.

Condensed Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2022 and 2021

(unaudited) (in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Cash flow (used in) generated by

Operating activities
Net loss for the period	(3,779)	(30,860)	(10,216)	(36,327)
Adjustments for non-cash items:
Depletion and amortization	1,207	1,909	6,642	5,732
Income tax expense	174	4,921	194	4,913
Share-based payment expenses	145	286	405	1,414
Write-down (recovery) of materials and supplies	-	-	532	(24)
Interest and accretion expense	726	744	3,041	2,512
Unrealized loss on currency hedges	-	-	-	21
Gain on disposal of property, plant and equipment	(137)	-	(253)	-
Fair value loss on marketable securities and purchase warrants	13	12	111	816
Provision for litigation	-	22,277	-	22,277
Impairment loss	-	752	-	752
Taxes paid	-	(50)	(233)	(219)
Operating cash (outflows) inflows before changes in working capital	(1,651)	(9)	223	1,867

Changes in non-cash working capital
Trade receivables	(752)	1,252	(567)	1,242
VAT recoverable	(46)	1,071	655	2,198
Inventories	-	(318)	433	(946)
Other assets	360	169	(117)	(953)
Trade and other payables	643	(813)	(1,353)	(257)
VAT payable	597	(864)	299	(2,019)
Net cash (used in) generated by operating activities	(849)	488	(427)	1,132

Investing activities
Proceeds from sale of marketable securities	25	-	342	-
Purchase of property, plant and equipment	(122)	(2,248)	(1,586)	(5,761)
Proceeds from sale of property, plant and equipment	137	-	321	-
Purchase of mineral rights	(151)	(79)	(151)	(154)
Payments received under earn-in agreement	-	-	100	75
Net cash used in investing activities	(111)	(2,327)	(974)	(5,840)

Financing activities
Proceeds from options and warrants exercised	-	-	-	36
Lease payments	(45)	(110)	(168)	(322)
Interest paid	(2)	(10)	(33)	(36)
Net cash used in financing activities	(47)	(120)	(201)	(322)

Effect of exchange rate changes on cash and cash equivalents	222	(117)	(389)	50

Change in cash and cash equivalents	(785)	(2,076)	(1,991)	(4,980)

Cash and cash equivalents - beginning of the period	2,865	5,476	4,071	8,380
Cash and cash equivalents - end of the period	2,080	3,400	2,080	3,400

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

Excellon Resources Inc.

Condensed Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2022 and 2021

(unaudited) (in thousands of U.S. dollars, except per share data)

			Accumulated
			other		Total
	Share	Contributed	comprehensive		shareholders’
	capital	surplus	(loss) income	Deficit	deficit
	$	$	$	$	$

Balance - January 1, 2021	136,199	34,015	(15,380)	(104,392)	50,442

Net loss for the period	-	-	-	(36,327)	(36,327)
Total other comprehensive loss	-	-	(54)	-	(54)
Total comprehensive loss	-	-	(54)	(36,327)	(36,381)

Share options:
Value of services recognized	-	427	-	-	427
Proceeds on issuing shares	54	(18)	-	-	36
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	679	(679)	-	-	-
Value of units recognized	-	987	-	-	987
Value of shares issued in asset acquisition	336	-	-	-	336
Convertible Debentures:
Interest payable settled with shares	727	-	-	-	727
Balance - September 30, 2021	137,995	34,732	(15,434)	(140,719)	16,574

Balance - January 1, 2022	138,961	34,568	(15,851)	(162,165)	(4,487)

Net loss for the period	-	-	-	(10,216)	(10,216)
Total other comprehensive income	-	-	423	-	423
Total comprehensive income (loss)	-	-	423	(10,216)	(9,793)

Share options:
Value of services recognized	-	138	-	-	138
Deferred and restricted share units:
Shares issued on exercise of RSUs and DSUs	282	(282)	-	-	-
Value of units recognized	-	253	-	-	253
Value of shares issued in asset acquisition	450	-	-	-	450
Convertible Debentures:
Interest payable settled with shares	694	-	-	-	694
Balance - September 30, 2022	140,387	34,677	(15,428)	(172,381)	(12,745)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

1. GENERAL INFORMATION

Excellon Resources Inc. (the “Company” or “Excellon”) is engaged in the acquisition, exploration, and advancement of mineral properties. The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American LLC Exchange (the “NYSE American”) under the symbol EXN, and the Frankfurt Stock Exchange under the symbol E4X2. Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, an 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to acquire undervalued projects in the Americas.

Excellon is domiciled in Canada and incorporated under the laws of the Province of Ontario. The address of its registered office is 10 King Street East, Suite 200, Toronto, Ontario, M5C 1C3, Canada.

These condensed consolidated financial statements were approved by the Board of Directors on November 7, 2022.

2. BASIS OF PRESENTATION AND GOING CONCERN

a)	Statement of compliance and going concern

The Company prepares its condensed consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021.

On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The estimated mineral resources remaining beyond mid-2022 steepened significantly, with fewer vertical-tonnes-per-metre than historically encountered. Underground and surface drilling continued throughout Q1 and Q2 2022; however, based on the drilling results and consideration of current and expected economic factors, production ceased and the Platosa Mine was placed on care and maintenance in early Q4 2022.

In addition, the Company has incurred losses from operations, has a shareholders’ deficit of $12,745, and negative working capital of $34,040 (including the Provision for litigation of $22,179 (Note 9)) as of September 30, 2022. Operating cash flows from the Platosa Mine ceased after the wind down of operations in early Q4 2022 and therefore the Company must utilize its current cash reserves, and pursue other financing transactions, to maintain its working capital requirements and planned corporate expenditures, as well as to fund exploration activities.

F-6

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

As indicated in Note 9, the Company is also party to a legal claim (the “Judgment”) against the Company’s subsidiary San Pedro Resources SA de CV (“San Pedro”). The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony or Canada. San Pedro continued to operate in the ordinary course until final ore from Platosa was processed in early Q4 2002, at which time the San Pedro operations were transitioned to care and maintenance. To date, the Judgement has had no impact on the operation of the Company’s business.

On July 27, 2022, the Company received required approval from the Debentureholders to transfer the security under the Debentures from the Company’s Mexican assets to its Kilgore assets in Idaho (the “security transfer”) (Note 7). The security transfer was effective in late Q3 2022 and in early Q4 2022 cancellation of the Mexican security was registered with the applicable authorities. The Company does not consider the Judgment, and actions taken by the Plaintiff in connection with enforcing the Judgment prior to the security transfer, to constitute an event of default or default under the trust indenture governing the outstanding Debentures (the “Indenture”). An event of default under the Indenture, if not cured or waived, could result in the acceleration of all the Company’s debt under the Debentures and could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition, and the economic viability of its projects.

On March 7, 2022, the Company reported that the Sindicato Nacional Minero Metalúrgico (the “Platosa Union”) commenced a labour action at the Platosa Mine in Durango, Mexico. As a result, production was negligible, and no ore was processed by the Miguel Azua mill in the month of March. On April 1, 2022, the labour action was resolved.

The Company is considering various financing, corporate development opportunities and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

These conditions indicate the existence of material uncertainties that cast substantial doubt on the Company’s ability to realize its assets and discharge its liabilities in the normal course of business and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent on its ability to repay or refinance its Debentures, and obtain the necessary financing to advance its exploration projects and meet its ongoing corporate overhead costs. Although the Company has been successful in obtaining debt or equity financing in the past, there is no assurance that it will be able to do so in the future or that such arrangements will be on terms advantageous to the Company.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these condensed consolidated financial statements do not include adjustments to the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities in other than the normal course of business at amounts different from those in the accompanying condensed consolidated financial statements. Such adjustments could be material.

F-7

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

b)	Summary of significant accounting policies, judgments, and estimates

These condensed consolidated financial statements have been prepared using the same accounting policies, methods of computation, judgments and estimates as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2021.

3. INVENTORIES

	September 30	December 31
	2022	2021
	$	$
Ore stockpiles (1)	487	587
Concentrate inventory (1)	260	250
Materials and supplies (2)	415	1,250
	1,162	2,087

(1)	Change in inventories recorded in cost of sales (Note 11.a) excludes a currency translation adjustment of $10 (credit) for the nine months ended September 30, 2022 (December 31, 2021 – debit of $43).

(2)	Materials and supplies inventories were written down to net realizable value to align with current mining plans (Note 2). Amount of $532 was recorded in cost of sales for the nine months ended September 30, 2022 (recovery of $24 for the nine months ended September 30, 2021).

4. PROPERTY, PLANT AND EQUIPMENT

				Assets	Corporate and right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$
At January 1, 2021
Cost	36,400	21,272	6,075	522	1,944	66,213
Accumulated amortization	(21,930)	(12,552)	(5,079)	-	(822)	(40,383)
	14,470	8,720	996	522	1,122	25,830

Year ended December 31, 2021
Opening net book value	14,470	8,720	996	522	1,122	25,830
Additions	4,441	516	263	2,711	30	7,961
Reclassification	2,131	875	196	(3,202)	-	-
Impairment (2)	(10,471)	(4,715)	(738)	-	(231)	(16,155)
Depletion and amortization	(4,532)	(2,373)	(275)	-	(348)	(7,528)
Exchange differences (1)	(666)	(333)	(17)	(31)	(17)	(1,064)
Closing net book value	5,373	2,690	425	-	556	9,044

At December 31, 2021
Cost	41,962	21,995	6,367	-	1,935	72,259
Accumulated amortization and impairment	(36,589)	(19,305)	(5,942)	-	(1,379)	(63,215)
	5,373	2,690	425	-	556	9,044

F-8

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

				Assets	Corporate and right
	Mining	Mining	Processing	under	of use
	properties	equipment	equipment	construction	assets	Total
	$	$	$	$	$	$
Period ended September 30, 2022
Opening net book value	5,373	2,690	425	-	556	9,044
Additions	874	7	57	-	-	938
Disposals	-	(68)	-	-	-	(68)
Reclassification	-	(630)	744	-	(114)	-
Depletion and amortization	(4,990)	(157)	(1,168)	-	(155)	(6,470)
Exchange differences (1)	93	24	18	-	(15)	120
Closing net book value	1,350	1,866	76	-	272	3,564

At September 30, 2022
Cost	42,856	20,426	8,755	-	1,063	73,100
Accumulated amortization and impairment	(41,506)	(18,560)	(8,679)	-	(791)	(69,536)
	1,350	1,866	76	-	272	3,564

(1)	Unrealized foreign exchange losses on translation of Mexican peso assets at the period-end exchange rate.

(2)	On January 5, 2022, the Company announced that it was assessing the economic viability of mining at Platosa at achievable dewatering rates and with acceptable capital expenditures, beyond mid-2022. The mineral resources remaining beyond mid-2022 steepen significantly, with fewer vertical-tonnes-per-metre than historically encountered. Based on the recent drilling results and consideration of current and expected economic factors, the Company wound down operations at Platosa in early Q4 2022.

At December 31, 2021 and considering results from exploration and drilling assessments in Q4 2021 and Q1 2022, the Company performed an impairment test on the Platosa Mine CGU and Miguel Auza processing facility CGU. The recoverable amounts were calculated using the value-in-use method and estimated based on future cash flows. Key assumptions included future commodity prices, production based on current estimates of recoverable resources, and operating costs. In addition, the estimated residual value of Platosa’s property, plant and equipment required significant judgement. No discount rate was applied given the short-term nature of the cash flows. The estimated recoverable amount for the Platosa Mine CGU and Miguel Auza CGU was $7,264 and $1,338, respectively. Consequently, an impairment loss of $15,403 was recognized as at December 31, 2021 ($14,293 on the Platosa Mine, $1,110 on Miguel Auza). The recoverable amount and impairment was most sensitive to the future commodity price assumption – a 10% change in commodity prices would result in a $2,133 change in the recoverable amount and impairment. A 10% change in the residual value of Platosa’s property, plant and equipment would result in a $292 change in the recoverable amount and impairment.

In Q3 2021, the Company had recorded an impairment loss of $752 on the Miguel Auza CGU reflecting the impact of the Judgment against San Pedro (refer to Note 9).

F-9

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

5. MINERAL RIGHTS

	Platosa	Silver City	Kilgore	Oakley
	(Mexico)	(Germany) (1)	(Idaho)	(Idaho) (2)	Total
	$	$	$	$	$
At January 1, 2021
Cost	3,721	587	13,756	5,364	23,428
Accumulated amortization	(2,917)	-	-	-	(2,917)
	804	587	13,756	5,364	20,511

Year ended December 31, 2021
Opening net book value	804	587	13,756	5,364	20,511
Additions	-	459	-	-	459
Payments received under earn-in agreement	-	-	-	(75)	(75)
Depletion and amortization	(219)	-	-	-	(219)
Impairment (3)	(385)	-	-	-	(385)
Exchange differences	(7)	(11)	-	-	(18)
Closing net book value	193	1,035	13,756	5,289	20,273

At December 31, 2021
Cost	3,665	1,035	13,756	5,289	23,745
Accumulated amortization and impairment	(3,472)	-	-	-	(3,472)
	193	1,035	13,756	5,289	20,273

	Platosa	Silver City	Kilgore	Oakley
	(Mexico)	(Germany) (1)	(Idaho)	(Idaho) (2)	Total
	$	$	$	$	$
Period ended September 30, 2022
Opening net book value	193	1,035	13,756	5,289	20,273
Additions	-	601	-	-	601
Payments received under earn-in agreement	-	-	-	(100)	(100)
Depletion and amortization	(172)	-	-	-	(172)
Exchange differences	(5)	(83)	-	-	(88)
Closing net book value	16	1,553	13,756	5,189	20,514

At September 30, 2022
Cost	3,556	1,553	13,756	5,189	24,054
Accumulated amortization and impairment	(3,540)	-	-	-	(3,540)
	16	1,553	13,756	5,189	20,514

(1)	On September 24, 2019, the Company signed an option agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project in Saxony, Germany, pursuant to which the Company agreed to pay total aggregate consideration of C$500 in cash and issue common shares valued at C$1,600 over a period of three years.

F-10

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

In Q3 2021, shares to the value of C$425 and a cash payment of C$100 were made and recorded as an addition to mineral rights ($415). In Q3 2022, the Company made its final issuance of shares valued at C$625 and final cash payment of C$200 recorded as an addition to mineral rights ($601) to maintain its option on the Bräunsdorf exploration license and intends to exercise the option to acquire such licence in Q4 2022, upon which Globex will be granted a gross metals royalty of 3% for precious metals and 2.5% for other metals, both of which may be reduced by 1% upon a payment of $1,500. Additional one-time payments of C$300 and C$700 are to be made by the Company following any future announcement of a maiden mineral resource estimate on the property and upon achievement of commercial production from the project, respectively.

(2)	On April 22, 2020, the Company acquired 100% ownership of the Oakley Project in Cassia County, Idaho as part of the Otis Gold Corp. (“Otis”) acquisition.

On February 26, 2020, Otis entered into a definitive option agreement with Centerra Gold Inc. (“Centerra”) whereby Centerra can earn up to a 70% interest in the Oakley Project in exchange for total exploration expenditures of $7,500 and cash payments to the Company of $550 over a six-year period. Excellon was Project Manager and earned 10% of the approved exploration expenditures for technical oversight and project management until November 30, 2021. Centerra now manages the Oakley Project directly.

In Q1 2021 and Q1 2022, the Company received a payment of $75 and $100, respectively, from Centerra under the earn-in agreement. In accordance with the Company’s farm-out accounting policy, these amounts were credited to the Oakley Project. As at September 30, 2022, Centerra has incurred $2,571 in qualifying exploration expenditures on the Oakley Project.

(3)	Refer to Note 4 – mineral rights related to the Platosa Mine were included in the Platosa Mine CGU tested for impairment at December 31, 2021. An impairment of $385 was recorded.

6. PROVISIONS

	Post-retirement	Rehabilitation
	benefits (1)	provision (2)	Total
	$	$	$

Year ended December 31, 2021
Opening balance	652	1,556	2,208
Termination payments	(62)	-	(62)
Change in estimate	968	223	1,191
Accretion for the period	236	85	321
Exchange differences	1	(51)	(50)
Closing balance	1,795	1,813	3,608

Current	1,795	-	1,795
Non-current	-	1,813	1,813

Period ended September 30, 2022
Opening balance	1,795	1,813	3,608
Termination payments	(80)	-	(80)
Change in estimate	(354)	-	(354)
Accretion for the period	466	96	562
Exchange differences	29	24	53
Closing balance	1,856	1,933	3,789

Current	1,856	-	1,856
Non-current	-	1,933	1,933

(1)	Post-retirement benefits: Under Mexican labour law, the Company provides post-retirement indemnities and severance benefits to its employees terminated under certain circumstances. Key assumptions used by the independent 3rd party actuary in the above estimate include an annual discount rate of 7.00%, employee turnover rate of 4%, annual salary rate increase of 3.75% and minimum wage increase rate of 22%, and the life of mine plan to early Q4 2022.

(2)	Rehabilitation provision: Key financial assumptions used in the above estimate include independent 3rd party cost reports, an annual discount rate of 6.68% for Platosa and 7.19% for Miguel Auza, Mexican target inflation rates and the anticipated commencement of rehabilitation work (Platosa and Miguel Auza – 2024). The total undiscounted amount of estimated cash flows required to settle the Company’s obligations is $2.0 million of which $1.0 million relates to the Platosa Mine and $1.0 million relates to the Miguel Auza processing facility.

F-11

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

7. CONVERTIBLE DEBENTURES

On July 30, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17.91 million.

The Debentures have a term of 36 months and are convertible into common shares of the Company prior to maturity at a conversion price of C$5.30 per common share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in common shares of the Company at the Company’s option based on the 10-day volume-weighted average price (“VWAP”) of the common shares prior to the payment date and an effective annual rate of 10%. The Debentures were initially secured against the Company’s assets in Mexico (refer to Note 2). The security transfer was approved by the TSX Trust Company as Agent and Trustee for the Debentureholders in early Q3 2022 and became effective in early Q4 2022.

On or after July 30, 2022 and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the common shares on or after such 24-month anniversary is equal to or greater than C$12.50.

The purchasers of the Debentures were also issued 1,006,542 common share purchase warrants, with an exercise price of C$5.75 and an expiry date of July 30, 2023. In connection with the Financing, the Company granted 136,886 common share purchase warrants (the “Broker Warrants”), with an exercise price of C$5.75 and an expiry date of July 30, 2023.

Net proceeds from the Debentures were C$17.1 million ($12.8 million) after cash transaction costs of C$768 ($572). The net proceeds were allocated between debt and equity components. On initial recognition, the fair value of the debt of C$8,459 ($6,298) was estimated using a coupled Black-Scholes model based on an expected term of 36 months and a coupon rate of 5.75%. The residual portion of C$6,382 ($4,751) represented the value of the conversion option and other features of the Debentures, and was recognized in equity net of a deferred tax recovery of C$2,301 ($1,713) related to a taxable temporary difference on this equity component.

The debt component is recorded at amortized cost and is accreted to the principal amount over the term of the Debentures. The Company elected to pay the June 30, 2021, December 31, 2021, and June 30, 2022 interest payments in common shares valued at C$888 ($727), C$903 ($706), and C$888 ($694), respectively. The Company recorded interest expense of C$3,678 ($2,868) for the nine months ended September 30, 2022.

F-12

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

	$ CAD	$ USD

Year ended December 31, 2021
Opening balance	9,299	7,283
Interest expense	4,294	3,427
Value of shares issued to settle interest payable	(1,791)	(1,433)
Exchange differences	-	(39)
Closing balance	11,802	9,238

Current	-	-
Non-current	11,802	9,238

Period ended September 30, 2022
Opening balance	11,802	9,238
Interest expense	3,678	2,868
Value of shares issued to settle interest payable	(888)	(694)
Exchange differences	-	(766)
Closing balance	14,592	10,646

Current	14,592	10,646
Non-current	-	-

8. SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
	(000’s)	$

Year ended December 31, 2021
Opening balance	32,339	136,199
Shares issued on exercise of stock options	15	54
Shares issued on exercise of RSUs and DSUs	281	970
Value of shares issued in asset acquisition (1)	232	305
Shares issued to settle interest on convertible debentures (2)	896	1,433
Balance at December 31, 2021	33,763	138,961

Period ended September 30, 2022
Opening balance	33,763	138,961
Shares issued on exercise of RSUs and DSUs	162	282
Value of shares issued in asset acquisition (1)	1,330	450
Shares issued to settle interest on convertible debentures (2)	1,388	694
Balance at September 30, 2022	36,643	140,387

(1)	In accordance with the Globex Agreement (Note 5), the Company issued 232,240 common shares (valued at C$385 or $305) on September 22, 2021 and 1,329,787 common shares (valued at C$598 or $450) on September 20, 2022.

(2)	The Company elected to pay the June 30, 2021, December 31, 2021, and June 30, 2022 interest payments on the Debentures (Note 7) in common shares valued at C$888 ($727), C$903 ($706), and C$888 ($694), respectively.

F-13

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

The outstanding number and weighted average exercise prices of equity-settled Stock Options, Warrants, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) are as follows:

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (1)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2021	847,437	4.21	2,538,588	6.00	465,511	491,330
Granted/issued	257,500	3.73	-	-	466,122	209,353
Exercised/settled	(15,000)	3.05	-	-	(41,117)	(244,485)
Expired	(104,366)	5.61	(1,092,400)	7.00	(54,448)	-
Forfeited	(40,084)	3.85	-	-	(168,659)	-
Outstanding at December 31, 2021	945,487	3.96	1,446,188	5.24	667,409	456,198
Exercisable at December 31, 2021	816,987	4.03	1,446,188	5.24	-	-

	Options		Warrants
	Options Outstanding	Weighted Average Exercise Price (CAD)	Warrants Outstanding (1)	Weighted Average Exercise Price (CAD)	RSUs Outstanding	DSUs Outstanding
Outstanding at January 1, 2022	945,487	3.96	1,446,188	5.24	667,409	456,198
Granted/issued	942,000	0.58	-	-	917,948	380,417
Exercised/settled	-	0.00	-	-	(31,787)	(130,455)
Expired	(208,750)	4.66	(302,760)	3.30	-	-
Forfeited	(18,125)	3.95	-	-	(405,070)	-
Outstanding at September 30, 2022	1,660,612	1.96	1,143,428	5.75	1,148,500	706,160
Exercisable at September 30, 2022	961,612	2.93	1,143,428	5.75	-	-

(1)	At September 30, 2022, the Company has 1,143,428 warrants outstanding with an exercise price of C$5.75, expiring on July 30, 2023 (Note 7). On March 29, 2022, 302,760 warrants with an exercise price of C$3.30 expired.

F-14

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

Options outstanding and exercisable are as follows:

Exercise Price Range (CAD)	Stock Options Outstanding	Weighted Average Remaining Contractual Life (years)	Stock Options Exercisable	Weighted Average Exercise Price (CAD)
$0.00 to $1.99	987,000	2.67	288,000	0.68
$2.00 to $3.99	313,037	0.96	313,037	2.97
$4.00 to $5.99	337,575	1.65	337,575	4.47
$6.00 to $7.99	5,000	0.55	5,000	7.50
$8.00 to $9.99	18,000	0.48	18,000	8.10
	1,660,612	2.11	961,612	2.93

Share-based payment expense is recognized over the vesting period of the grant with the corresponding equity impact recorded in contributed surplus. Share-based payment expense comprises the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Stock options	101	82	140	427
RSU	(65)	152	87	439
DSU	109	52	178	548
	145	286	405	1,414

9. PROVISION FOR LITIGATION

A subsidiary of the Company is party to an action by a claimant in respect of damages under a property agreement regarding the La Antigua mineral concession (“La Antigua”), a non-material mineral concession within the Evolución Project held by a subsidiary of the Company. La Antigua was subject to an exploration and exploitation agreement with a purchase option (the “Antigua Agreement”) between San Pedro Resources SA de CV (“San Pedro”, a subsidiary of Excellon) and the owner (the “Plaintiff”) that provided, among other things, for a minimum payment of $2.5 plus value-added tax per month and the payment of a 3% NSR royalty. Pursuant to the Antigua Agreement, San Pedro had the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was initially awarded damages of $700 in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of $22,175 (the “Judgment”), which in the view of management is multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro’s appeal of this decision to the federal courts of Mexico was dismissed on July 1, 2021, a decision that was formally communicated to the Company in August 2021, and as the Judgment is not subject to further legal appeal in Mexico, the Company recorded a provision for litigation of $22,175 in Q3, 2021.

The Judgment is solely against San Pedro as defendant and the Company believes that the Plaintiff has no recourse against the Company’s other assets in Mexico (including Platosa), Idaho, Saxony, Germany or Canada. San Pedro is a wholly owned, indirect subsidiary of the Company that holds the Miguel Auza processing facility and the original Miguel Auza mineral concessions, including the Evolución mineral resource estimate. The book value of San Pedro’s assets included in the Condensed Consolidated Statements of Financial Position is $1.2 million, including VAT recoverable of $1.1 million and materials, supplies and other of $0.1 million. The Platosa Mine is owned and operated by a separate subsidiary of the Company.

F-15

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

The Company continues to pursue avenues through our labour, community and government relationships and is investigating remedies under international law. In the interim, San Pedro continued to operate in the ordinary course until it had processed the last ore from the Platosa Mine following its completion of production and transition to care and maintenance in early Q4 2022 (Note 2). In Q1 and Q2 2022, the Plaintiff registered the Judgment against the real property and certain assets owned by San Pedro. This does not currently impact use of the land, plant or mineral concessions. As of the date of approval of these financial statements, San Pedro has not received any notice that the Plaintiff has initiated any proceedings that could result in San Pedro losing control of its operations.

	September 30	December 31
	2022	2021
	$	$
Opening balance	22,162	-
Provision recognized	-	22,282
Transfer from accruals	-	243
Interest	3	1
Exchange differences (1)	14	(364)
Closing balance	22,179	22,162

(1)	Exchange differences include unrealized foreign exchange gain ($280) presented in other expenses (December 31, 2021 – loss of $294) and currency translation adjustment loss ($294) presented in other comprehensive income (December 31, 2021 – gain of $658).

10. REVENUE

Under the terms of the Company’s concentrate sales contracts, lead–silver and zinc–silver concentrates are sold on a provisional pricing basis whereby sales are recognized at prevailing metal prices when the revenue recognition criteria have been met, namely when title and the risks and rewards of ownership have transferred to the customer. Final pricing of each delivery is not determined until one to four months post-delivery. The price recorded at the time of sale may differ from the actual final price received from the customer due to changes in market prices for metals. The price volatility is considered an embedded derivative in trade receivables. The embedded derivative is recorded at fair value by mark-to-market adjustments at each reporting period until settlement occurs, with the changes in fair value recorded in revenue.

The Company recognized the following amounts related to revenue:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Concentrate revenue from contracts with customers	7,569	9,451	24,557	28,736
Provisional pricing adjustments on concentrate sales	(587)	(300)	(1,297)	(87)
Total revenue	6,982	9,151	23,260	28,649

F-16

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

The following table sets out the disaggregation of revenue by metal:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Concentrate revenue:
Silver	4,914	5,882	14,532	18,496
Lead	1,089	1,457	3,140	4,215
Zinc	979	1,812	5,588	5,938
Total revenue	6,982	9,151	23,260	28,649

11. EXPENSES BY NATURE

(a) Cost of sales consists of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Direct mining and milling costs (1)	4,716	5,992	15,900	18,386
Write-down (recovery) of materials and supplies	-	-	532	(24)
Changes in inventories (2)	(137)	(425)	100	(829)
Depletion and amortization	1,153	1,809	6,370	5,372
Cost of sales	5,732	7,376	22,902	22,905

(1)	Direct mining and milling costs include personnel, administrative, fuel, electricity, supplies, transport, maintenance and repair costs.

(2)	Changes in inventories reflect the net cost of ore and concentrate (i) sold during the current period but produced in a previous period (an addition to direct mining and milling costs) or (ii) produced but not sold in the current period (a deduction from direct mining and milling costs).

(b) Administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Office and overhead	567	517	1,584	1,742
Salaries and wages	355	395	1,051	1,537
Corporate development and legal	107	115	351	227
Public company costs	51	40	118	156
Administrative expenses	1,080	1,067	3,104	3,662

F-17

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

(c) Other expenses (income) consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$

Fair value loss (gain) on marketable securities	8	(2)	67	696
Fair value loss on purchase warrants	5	14	44	120

Gain on disposal of property, plant and equipment	(137)	-	(253)	-
Unrealized foreign exchange loss (gain)	343	(53)	(160)	219
Realized foreign exchange (gain) loss	(43)	22	(54)	(134)
Interest and other	71	70	162	55
Insurance proceeds received	-	-	(592)	-
Management fee income (Note 5)	-	(45)	-	(112)
Other expenses (income)	247	6	(786)	844

12. EXPLORATION AND HOLDING EXPENSES

Exploration and holding expenses were incurred on the following projects:

		Three months ended		Nine months ended
		September 30	September 30	September 30	September 30
		2022	2021	2022	2021
		$	$	$	$
Platosa property (Mexico)	- exploration work (1)	151	305	559	1,559
	- holding costs	52	50	155	149
Evolución (Mexico)	- exploration work	29	61	98	195
	- holding costs	86	72	257	216
Silver City (Germany)	- exploration work	175	1,423	887	2,142
	- holding costs (2)	-	-	-	-
Kilgore (USA)	- exploration work	1,721	497	2,213	1,020
	- holding costs	130	130	130	130
Exploration and holding expenses		2,344	2,538	4,299	5,411

(1)	Platosa property exploration excludes underground drilling at the Platosa Mine which is capitalized to property, plant and equipment (Note 4).

(2)	There are no annual fees associated with exploration licenses in Saxony, Germany. See Note 5 for capitalized earn-in payments under the Globex Agreement.

F-18

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

13. FINANCE EXPENSES

Finance expenses consist of the following:

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
Interest expense - Debentures (1)	926	748	2,868	2,380
Interest expense - other	5	25	43	69
Rehabilitation provision - accretion	32	22	96	59
Post-retirement benefits - accretion (2)	22	(107)	79	(91)
Unrealized loss on currency hedges	-	-	-	21
Finance expenses	985	688	3,086	2,438

(1)	The Debentures are recorded at amortized cost and accreted to the principal amount over the term of the Debentures (Note 7). For the nine months ended September 30, 2022, $897 (September 30, 2021 – $921) relates to the coupon interest expense, and $1,971 (September 30, 2021 – $1,459) relates to accretion using the effective interest rate method.

(2)	Reflects the discounting of post-retirement benefit liabilities. The post-retirement benefit accretion presented in Note 6 includes current service cost accretion of $387 (December 31, 2021 – $199) recorded in cost of sales.

14. FINANCIAL INSTRUMENTS

Fair values of non-derivative financial instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs, as appropriate, and are subsequently carried at fair value or amortized cost. At September 30, 2022, the carrying amounts of trade and other payables and other current assets are considered to be reasonable approximations of their respective fair values due to the short-term nature of these instruments. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

Embedded derivatives – provisional pricing

Revenues from the sale of metals produced are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and final settlement weights and assays, which result in an embedded derivative in trade receivables. The embedded derivative is recorded at fair value each reporting period until settlement occurs, with the changes in fair value recorded to revenues.

F-19

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

Fair value hierarchy

The three levels of the fair value hierarchy are as follows:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

		September 30	December 31
	Fair value	2022	2021
	hierarchy	$	$

Financial assets
Fair value through profit and loss
Marketable securities	Level 1	-	407
Warrants	Level 2	3	47
Trade receivables from provisionally priced sales	Level 2	891	326
		894	780

There were no transfers between levels 1, 2 or 3 during the nine months ended September 30, 2022.

Valuation techniques and inputs used to determine fair values include:

●	Marketable securities – the use of quoted market prices
●	Warrants – based on a Black-Scholes model which uses quoted observable inputs
●	Trade receivables from provisionally priced sales – key inputs are payable metal and future metal prices, marked-to-market based on a quoted forward price and final settlement weights and assays

15. SEGMENT REPORTING

	MEXICO		CORPORATE		TOTAL
	September 30	December 31	September 30	December 31	September 30	December 31
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$
Property, plant and equipment	3,292	8,535	272	509	3,564	9,044
Additions - Property, plant and equipment	938	7,931	-	30	938	7,961
Mineral rights	16	193	20,498	20,080	20,514	20,273
Additions - Mineral rights	-	-	601	459	601	459
Total assets	9,829	15,309	23,128	26,251	32,957	41,560
Total liabilities	32,076	34,173	13,626	11,874	45,702	46,047

F-20

Excellon Resources Inc.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(in thousands of U.S. dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2022	2021	2022	2021
	$	$	$	$
MEXICO
Revenue	6,982	9,151	23,260	28,649
Cost of sales	(5,732)	(7,376)	(22,902)	(22,905)
Exploration and holding expenses	(318)	(488)	(1,069)	(2,119)
Other (expenses) income and foreign exchange gains (losses)	(169)	31	535	(85)
Provision for litigation (Note 9)	-	(22,277)	-	(22,277)
Impairment loss (Note 4)	-	(752)	-	(752)
Finance (expenses) income	(55)	73	(197)	(1)
Income tax expense	-	(4,843)	-	(4,918)
Net profit (loss)	708	(26,481)	(373)	(24,408)

CORPORATE
General and administrative expenses	(1,279)	(1,453)	(3,781)	(5,436)
Exploration and holding expenses	(2,026)	(2,050)	(3,230)	(3,292)
Other (expenses) income and foreign exchange gains (losses)	(78)	(37)	251	(759)
Finance expenses	(930)	(761)	(2,889)	(2,437)
Income tax (expense) recovery	(174)	(78)	(194)	5
Net loss	(4,487)	(4,379)	(9,843)	(11,919)

Net loss	(3,779)	(30,860)	(10,216)	(36,327)

F-21